UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Flagstone Reinsurance Holdings, S.A.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

L3466T104
(CUSIP Number)
Elliot Attie
Chief Financial Officer
Trilantic Capital Management LLC
399 Park Avenue
New York, NY 10022
(212) 607-8450

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 30, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L3466T104	Page 2 of 8 Pages
SCHEDULE 13D

1	Names of Reporting Persons Trilantic Capital Partners Executive LLC 26-4627662
2	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (see Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7	Sole Voting Power -0-
	8	Shared Voting Power 10,000,000
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 10,000,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 14.07%
14	Type of Reporting Person (see Instructions) OO

CUSIP No. L3466T104	Page 3 of 8 Pages
SCHEDULE 13D

1	Names of Reporting Persons Trilantic Capital Management LLC 26-4600829
2	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (see Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7	Sole Voting Power 10,000,000
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 10,000,000
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 14.07%
14	Type of Reporting Person (see Instructions) OO

CUSIP No. L3466T104	Page 4 of 8 Pages
SCHEDULE 13D

THE PURPOSE OF THIS AMENDMENT NO. 1 TO SCHEDULE 13D IS TO AMEND ITEM 1 (SECURITY AND ISSUER), ITEM 2 (IDENTITY AND BACKGROUND), ITEM 4 (PURPOSE OF TRANSACTION), ITEM 5 (INTEREST IN SECURITIES OF THE ISSUER) AND ITEM 6 (CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER). THE INFORMATION BELOW SUPPLEMENTS THE INFORMATION PREVIOUSLY PROVIDED.

Item 1. Security and Issuer.

This amendment to the statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, $0.01 par value per share (the “Common Stock”), of Flagstone Reinsurance Holdings, S.A., a holding company incorporated as a société anonyme under the laws of Luxembourg (“Flagstone” or the “Company”), whose principal executive offices are located at 65, Avenue de la Gare, L-1611, Luxembourg.

Item 2. Identity and Background.

(a)-(f) This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)
Trilantic Capital Partners Executive LLC (“TCPE”), with its principal office at 399 Park Avenue, New York, NY 10022. TCPE is a Delaware limited liability company. Its principal business is investment management; and

(ii)
Trilantic Capital Management LLC (“TCM”), with its principal office at 399 Park Avenue, New York, NY 10022. TCM is a Delaware limited liability company. Its principal business is investment management.

The names, residence or business address, citizenships and present principal occupations or employment of the members of each Reporting Person from TCPE and TCM are set forth in Appendix A and Appendix B hereto, respectively.  See Item 4 for additional information regarding the Reporting Persons and associated entities.

None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A hereto has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

The Common Stock is actually owned by Trilantic Capital Partners III L.P. (fka Lehman Brothers Merchant Banking Partners III L.P.) (the “Partnership”) and its affiliated funds, Trilantic Capital Partners Fund (B) III L.P. (fka Lehman Brothers Merchant Banking Partners Fund (B) III L.P.) (“Fund B”), Trilantic Capital Partners Fund III L.P. (fka Lehman Brothers Merchant Banking Partners Fund III L.P.) (“Fund III”), TCP Capital Partners V L.P. (fka Lehman Brothers Merchant Banking Capital Partners V L.P.) (“Cap V”) and Trilantic Capital Partners Fund III Onshore Rollover L.P. (the “Rollover”, and, collectively with the Partnership, Fund B, Fund III and Cap V, the “Funds” (each individually, a “Fund”)), all of which were formerly managed by an entity controlled by the individuals listed on Appendix A hereto. On April 10, 2009, TCM entered into an investment advisory agreement (the “Investment Advisory Agreement”) with the Partnership. Pursuant to the Investment Advisory Agreement, as well as other similar investment advisory and sub-advisory agreements between each other Fund and TCM, the Funds’ investments, including the Common Stock, are managed and directed by TCM in its sole discretion in exchange for a management fee. TCM is controlled by the individuals listed on Appendix B hereto.

CUSIP No. L3466T104	Page 5 of 8 Pages
SCHEDULE 13D

The foregoing description of the Investment Advisory Agreement does not purport to be complete and is qualified in its entirety by reference to the Investment Advisory Agreement, a copy of which is filed as Exhibit 2 to the statement on Schedule 13D filed by TCM on April 20, 2009, and is incorporated herein by reference.

E. Daniel James, a director of Flagstone, is also a member of the board of TCM and a member of the executive committee of the managing member of TCM. As part of their compensation for serving as directors, Mr. James, and the other directors of Flagstone, have received, and it is expected that they will in the future from time to time receive, shares of Common Stock, Restricted Stock Units (“RSUs”) or options to purchase shares of Common Stock. Under the terms of Mr. James’ employment with TCM, he is required to surrender to TCM any compensation (including Common Stock, RSUs and options) received in his capacity as a director of Flagstone.

As of the date of this Schedule 13D, Mr. James has been granted 56,721 RSUs. The 56,721 shares of Common Stock underlying the RSUs are not included in the total number of shares of Common Stock reported herein since Flagstone’s compensation committee has sole discretion to determine the form of settlement for such RSUs, and settlement may take the form of Common Stock, cash or a combination of Common Stock and cash. Mr. James disclaims beneficial ownership of those and all other shares of the Common Stock beneficially owned by the Reporting Persons.

Merger Agreement

On August 30, 2012, Flagstone entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Validus Holdings, Ltd. (“Validus”), Validus UPS, Ltd., a wholly-owned subsidiary of Validus (“Merger Sub”), and Flagstone Reinsurance Holdings (Bermuda) Limited, a wholly-owned subsidiary of Flagstone (“Flagstone Bermuda”).

The Merger Agreement provides for (a) the merger of Flagstone with and into its wholly-owned subsidiary Flagstone Bermuda pursuant to which Flagstone Bermuda will survive as the intermediate company (the “First-Step Merger”), and (b) immediately following the First-Step Merger, the merger of Flagstone Bermuda with and into Merger Sub pursuant to which Merger Sub will be the surviving company (the “Second-Step Merger” and together with the First-Step Merger, the “Mergers”) such that, immediately following the Mergers, the successor-in-interest to Flagstone will be a wholly-owned subsidiary of Validus.

Pursuant to the Merger Agreement, at the closing, (a) each outstanding share of Common Stock will be automatically converted pursuant to the First-Step Merger into one common share of Flagstone Bermuda and (b) each outstanding common share of Flagstone Bermuda will then be automatically converted pursuant to the Second-Step Merger into the right to receive 0.1935 Validus voting common shares and $2.00 in cash, without interest and less any applicable withholding tax (collectively, the “Merger Consideration”).

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2 hereto and the terms of which are incorporated herein by reference in their entirety.

Voting Agreement

As an inducement for Validus to enter into the Merger Agreement, Validus entered into a voting agreement (the “Voting Agreement”) with each of the Funds (each Fund, a “Shareholder” and collectively, the “Shareholders”).

CUSIP No. L3466T104	Page 6 of 8 Pages
SCHEDULE 13D

Pursuant to the Voting Agreement, each Shareholder has agreed to vote all of such Shareholder’s shares of Common Stock (subject to the limitations on voting rights set forth in Section 51A of Flagstone’s articles of incorporation (STATUTS), to the extent applicable): (a) in favor of approval of the Merger Agreement, the First-Step Merger and the First-Step Merger Agreement; (b) against any competing proposal for Flagstone; (c) against any amendment to Flagstone’s articles of incorporation or other proposal or transaction involving Flagstone or any of its Subsidiaries, in each case, that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect in any manner the Mergers or change, in any manner, the voting rights of any class of Flagstone’s share capital; and (d) at Validus’ request and, subject to certain limitations, for any proposal that Flagstone’s board of directors has determined is reasonably necessary to facilitate the acquisition of Flagstone by Validus in accordance with the terms of the Merger Agreement, as may be amended (other than an amendment that would (i) reduce the Merger Consideration (or otherwise alter the mix of Merger Consideration) payable pursuant to the Merger Agreement as in effect on August 30, 2012 or (ii) otherwise be less favorable in any material respect to such Shareholders than the Merger Agreement as in effect on August 30, 2012).

The Voting Agreement shall terminate at the first to occur of: (a) a written agreement among Validus and the Shareholders to terminate the Voting Agreement; (b) the closing of the Mergers; (c) the date of any waiver, modification or amendment to the terms of the Merger Agreement that would reduce the Merger Consideration (or otherwise alter the mix of Merger Consideration) payable pursuant to the Merger Agreement as in effect on August 30, 2012, and (d) the termination of the Merger Agreement in accordance with its terms; provided, that, with respect to a termination of the Voting Agreement pursuant to this clause (d) only, in the event that the Merger Agreement is terminated (1) by Validus because Flagstone willfully and materially breached its covenants in the Merger Agreement relating to the non-solicitation covenant or the convening of Flagstone’s shareholder meeting to approve the transactions contemplated by the Mergers or (2) by Flagstone or Validus if either (A) Flagstone’s shareholders fail to approve the transactions contemplated by the Merger Agreement or (B) the Mergers fail to close on or prior to March 31, 2013 (prior to obtaining approval of Flagstone shareholders of the Mergers) and, in the case of either (A) or (B), prior to such termination a bona fide competing proposal shall have been publicly made or proposed or otherwise communicated to Flagstone or any of its subsidiaries or any of their respective representatives on or after the date of the Merger Agreement and prior to Flagstone’s shareholder meeting (or prior to the termination of the Voting Agreement if Flagstone’s shareholder meeting has not occurred), then each Shareholder has agreed to vote against any competing proposal for Flagstone for an additional “tail” period of 90 days following such termination.

In addition, the Voting Agreement provides that the Shareholders will not, subject to limited exceptions, (a) directly or indirectly sell (including any short sale), transfer, pledge, encumber, assign or otherwise dispose of (collectively, “Transfer”) or (b) enter into any contract, option, derivative, hedging or other agreement or arrangement or understanding with respect to a Transfer of its shares of Common Stock.

The foregoing description of the Voting Agreement and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the Voting Agreement, a copy of which is filed as Exhibit 1 hereto and the terms of which are incorporated herein by reference in their entirety.

The Reporting Persons intend to continually evaluate the business, prospects and financial condition of Flagstone, the market for the Common Stock, other opportunities available to the Reporting Persons, general economic conditions, money and stock market conditions and other factors and future developments which the Reporting Persons may deem relevant from time to time. Depending on such factors, and subject to the Voting Agreement, the Reporting Persons may decide to sell all or part of the shares of Common Stock they hold or purchase additional shares, which acquisitions or dispositions may be effected through open market or privately negotiated transactions, or otherwise.

Item 5. Interest in Securities of the Issuer.

(a) As reported in the Company’s Definitive Proxy Statement (File No. 001-33364) filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2012, each of the Reporting Persons may be deemed to beneficially own 10,000,000 shares of Common Stock. Based on calculations made in accordance with Rule 13d-3(d), and there being 71,058,922 shares of Common Stock outstanding as of August 7, 2012, as reported in the Company’s Form 10-Q (File No. 001-33364) filed with the SEC on August 7, 2012, each of the Reporting Persons may be deemed to beneficially own approximately 14.07% of the outstanding Common Stock.

(b) TCM may be deemed to have the sole power to direct the voting and disposition of the 10,000,000 shares of Common Stock set forth on TCM’s cover page included herein. TCPE may be deemed to share the power to direct the voting and disposition of the 10,000,000 shares of Common Stock set forth on TCPE’s cover page included herein.

(c) No Reporting Person nor, to the best knowledge of each Reporting Person, any of the persons listed in Appendix A hereto has effected any transaction in shares of Common Stock during the preceding 60 days.

CUSIP No. L3466T104	Page 7 of 8 Pages
SCHEDULE 13D

(d) None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A hereto knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons, other than customers of a Reporting Person over whose shares a Reporting Person may have investment discretion.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

The information in Item 4 is incorporated herein by reference; except as otherwise described in Item 4 above, there are no contracts, arrangements, understandings or relationships with respect to the securities of Flagstone.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1:	Voting Agreement, dated August 30, 2012, by and among Validus Holdings, Ltd., and the shareholders listed on Schedule I thereto.

Exhibit 2:
Agreement and Plan of Merger, dated August 30, 2012, by and among Validus Holdings, Ltd., Validus UPS, Ltd., Flagstone Reinsurance Holdings, S.A. and Flagstone Reinsurance Holdings (Bermuda) Limited (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on September 4, 2012).

CUSIP No. L3466T104	Page 8 of 8 Pages
SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 4, 2012

TRILANTIC CAPITAL PARTNERS EXECUTIVE LLC

By:	/s/ E. Daniel James
Name: E. Daniel James
Title: Member

TRILANTIC CAPITAL MANAGEMENT LLC

By:	/s/ E. Daniel James
Name: E. Daniel James
Title: Member

EXHIBIT 1

VOTING AGREEMENT

BY AND BETWEEN

VALIDUS HOLDINGS, LTD.

AND

THE SHAREHOLDERS LISTED ON SCHEDULE I HERETO

Dated as of August 30, 2012

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”) is entered into as of August 30, 2012, by and among Validus Holdings, Ltd., a Bermuda exempted company (“Parent”) and the shareholders listed on Schedule I hereto (each a “Shareholder” and collectively, the “Shareholders”).

W I T N E S S E T H:

WHEREAS, as of the date hereof, each Shareholder is the beneficial owner (as defined in Rule 13d-3 of the Exchange Act, which meaning will apply for all purposes of this Agreement whenever the term “beneficial” or “beneficially” is used) of the number of shares, par value $0.01 per share (the “Company Shares”), of Flagstone Reinsurance Holdings, S.A., a Luxembourg société anonyme (the “Company”), set forth opposite such Shareholder’s name on Schedule I hereto (such Company Shares, together with any other Company Shares over which such Shareholder acquires beneficial ownership (including pursuant to Section 3.1(b)) during the period from the date hereof through the term of this Agreement (including, if applicable, the Tail Period (as defined below)) are collectively referred to herein as the “Subject Shares”).

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company, Flagstone Reinsurance Holdings (Bermuda) Limited, a Bermuda exempted company and a wholly-owned Subsidiary of the Company (“Flagstone Bermuda”), Parent and Validus UPS, Ltd., a Bermuda exempted company and a wholly-owned Subsidiary of Parent (“Merger Sub”), are entering into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which the Company will, subject to the terms and conditions set forth in the Merger Agreement, merge with and into Flagstone Bermuda, with Flagstone Bermuda surviving such merger (the “First-Step Merger”), which First-Step Merger shall be immediately followed by the merger of Flagstone Bermuda with and into Merger Sub, with Merger Sub surviving such merger (the “Second-Step Merger” and, together with the First-Step Merger, the “Mergers”), so that immediately following the Mergers, the successor-in-interest to the Company will be a wholly owned Subsidiary of Parent;

WHEREAS, the Company’s shareholders will be required to approve the Merger Agreement, the First-Step Merger and the First-Step Statutory Merger Agreement as a condition to the Mergers; and

WHEREAS, as an inducement to Parent’s willingness to enter into the Merger Agreement, Parent and Shareholders are entering into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1 Capitalized Terms. For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

ARTICLE II
VOTING AGREEMENT AND IRREVOCABLE PROXY

Section 2.1 Agreement to Vote the Subject Shares During the Voting Period. Each Shareholder hereby agrees that, during the period from the date hereof through the earliest to occur of (x) the termination of this Agreement pursuant to Section 6.1(a), (b) or (c) or (y) the termination of the Merger Agreement in accordance with its terms (the “Voting Period”), at any duly called meeting of the shareholders of the Company (or any adjournment, reconvening or postponement thereof), and in any action by written consent of the shareholders of the Company in lieu of such a meeting, such Shareholder shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause its Subject Shares to be counted as present thereat for purposes of establishing a quorum, and it shall vote or consent (or cause to be voted or consented), in person or by proxy, all its Subject Shares subject to the limitations on voting rights set forth in Section 51A of the Company Charter to the extent applicable (the “Voting Rights Cut-Back”):

(a) in favor of a proposal to approve the Merger Agreement, the First-Step Merger and the First-Step Statutory Merger Agreement;

(b) at the request of Parent, in favor of adoption of any proposal (other than as set forth in clause (a) above) in respect of which the Company’s Board of Directors has (i) determined is reasonably necessary to facilitate the acquisition of the Company by Parent in accordance with the terms of the Merger Agreement as in effect on the date hereof as it may be amended pursuant to any waiver, modification or amendment that is not an Excluded Amendment (as defined below), (ii) disclosed the determination described in clause (i) in the Company’s proxy materials or other written materials disseminated to the shareholders of the Company and (iii) recommended to be adopted by the shareholders of the Company; provided, however, that the foregoing shall not require such Shareholder to vote in favor of any waiver, modification or amendment to the terms of the Merger Agreement, or any other agreement or arrangement that would have the effect of waiving, amending or modifying the Merger Agreement, that would (x) reduce the Merger Consideration (or otherwise alter the mix of Merger Consideration) payable pursuant to the Merger Agreement as in effect on the date hereof or (y) otherwise be less favorable in any material respect to the Shareholder than the Merger Agreement as in effect on the date hereof (any of the foregoing, an “Excluded Amendment”);

(c) against any Takeover Proposal; and

(d) against any amendments to the Company Charter or other proposal or transaction involving the Company or any of its Subsidiaries, in each case, that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect in any manner the Mergers or change, in any manner, the voting rights of any class of share capital of the Company.

Section 2.2 Agreement to Vote the Subject Shares During the Tail Period. Each Shareholder hereby agrees that, during the Tail Period, at any duly called meeting of the shareholders of the Company (or any adjournment, reconvening or postponement thereof), and in any action by written consent of the shareholders of the Company in lieu of such a meeting, such Shareholder shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause its Subject Shares to be counted as present thereat for purposes of establishing a quorum, and it shall vote or consent (or cause to be voted or consented), in person or by proxy, all its Subject Shares subject to the Voting Rights Cut-Back against any Takeover Proposal.

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Section 2.3 Grant of Irrevocable Proxy.

(a) In furtherance of Section 2.1 and Section 2.2 of this Agreement, subject to Section 2.3(b) hereof and the proviso set forth below, each Shareholder hereby irrevocably grants to and appoints Parent and up to two (2) of Parent’s designated representatives (the “Authorized Parties”), and each of them individually, as such Shareholder’s proxy (with full power of substitution and resubstitution) for and in the name, place and stead of such Shareholder, to attend all meetings of the shareholders of the Company and to vote the Subject Shares at any meeting of the shareholders of the Company or in any action by written consent of the shareholders of the Company in lieu of such a meeting, in each case during the Voting Period and, if applicable, the Tail Period and solely on the matters and in the manner specified in Section 2.1 and Section 2.2 hereof, as applicable, in each case subject to applicable Law (the “Proxy”); provided, that in the case of any meeting of the shareholders of the Company during the Voting Period and, if applicable, the Tail Period at which a matter described in Section 2.1 or, if applicable, Section 2.2 is to be considered, such Shareholder’s grant of the Proxy contemplated by this Section 2.3(a) shall be effective if, and only if, such Shareholder has not delivered to the Secretary of the Company at least three (3) business days prior to such meeting a duly executed proxy card previously approved by Parent (such approval shall not be unreasonably withheld, conditioned or delayed) voting such Shareholder’s Subject Shares in the manner specified in Section 2.1 or Section 2.2, as applicable. For the avoidance of doubt, the Proxy shall be effective for all actions by written consent of the shareholders of the Company during the Voting Period and, if applicable, the Tail Period with respect to the matters set forth in Section 2.1 or during the Tail Period with respect to Section 2.2, as applicable.

(b) It is hereby agreed that the Authorized Parties will use any Proxy granted by any Shareholder solely in accordance with applicable Law and will only vote the Subject Shares subject to such Proxy with respect to the matters and in the manner specified in Section 2.1 or Section 2.2 hereof, as applicable. Subject to the foregoing sentence, following the grant of the Proxy pursuant to Section 2.3(a), the vote of an Authorized Party shall control in any conflict between the vote by an Authorized Party of such Subject Shares and any other vote by such Shareholder of its Subject Shares during the Voting Period and, if applicable, the Tail Period.

(c) Each Shareholder hereby affirms that any Proxy granted pursuant to this Section 2.3 is given by such Shareholder in connection with, and in consideration of, the execution of the Merger Agreement by Parent, and that any such Proxy will be given to secure the performance of the duties of such Shareholder under this Agreement.

(d) Any Proxy granted pursuant to this Section 2.3 by such Shareholder shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by such Shareholder to the extent inconsistent with the Proxy granted pursuant to this Agreement. Any Proxy granted hereunder shall terminate, and any underlying appointment shall automatically be revoked and rescinded and of no force and effect, upon the termination of this Agreement.

3

(e) Each Shareholder hereby acknowledges that the Company has agreed, pursuant to Section 5.03(c) of the Merger Agreement, to recognize the Proxy at any meeting of the shareholders of the Company during the Voting Period and, if applicable, the Tail Period. Each Shareholder hereby further agrees that it will not intentionally take any action or fail to take any action with the primary purpose of causing Parent to fail to recognize such Proxy.

ARTICLE III
COVENANTS

Section 3.1 Subject Shares.

(a) Each Shareholder agrees that during the Voting Period and, if applicable, the Tail Period it shall not, without Parent’s prior written consent, (i) directly or indirectly (A) offer for sale, sell (including short sales), transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift) (collectively, a “Transfer”), or enter into any contract, option, derivative, hedging or other agreement or arrangement or understanding (including any profit- or loss-sharing arrangement) with respect to or related to a Transfer of any or all of the Subject Shares or consent to or approve any of the foregoing in this clause (i) or (ii) grant any proxies or powers of attorney with respect to, or deposit into a voting trust or enter into a voting arrangement, whether by proxy, voting agreement or otherwise with respect to, any or all of the Subject Shares or agree, commit or enter into any understanding to enter into any such voting trust, voting arrangement, proxy or voting agreement; provided, that such Shareholder may Transfer any of its Subject Shares or any interest contained therein to any Affiliate of such Shareholder; provided; however, that (A) the effectiveness of any such Transfer shall be conditioned on the transferee agreeing in writing (in form and substance reasonably acceptable to Parent) to be bound by the provisions of this Agreement and (B) any such Transfer shall not relieve Shareholder from any liability or obligations hereunder.

(b) In the event of a share dividend or distribution, or any change in the Company Shares by reason of any share dividend or distribution, split-up, recapitalization, combination, conversion, exchange of shares or similar transaction, the term “Subject Shares” shall be deemed to refer to and include the Subject Shares as well as all such share dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged or which are received in such transaction.

(c) Each Shareholder agrees, during the Voting Period and, if applicable, the Tail Period, to notify Parent and Merger Sub of the number of any new Company Shares or other securities entitling the holder thereof to vote or give consent with respect to the matters set forth in Article II acquired by such Shareholder, if any, after the date hereof.

Section 3.2 Non-Solicitation. During the Voting Period, each Shareholder shall, and shall cause its Representatives to, comply with the covenants set forth in Sections 5.02(a) (other than Section 5.02(a)(i)(D)), 5.02(b) or 5.02(c) of the Merger Agreement (subject to any exceptions therein) applicable to the Company as if such covenants were applicable to such Shareholder. For the avoidance of doubt, in no event shall any of the Shareholders be liable for the Company Termination Fee or any other amounts payable pursuant to the Merger Agreement.

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Section 3.3 Shareholder’s Capacity; Shareholder Designees. All agreements and understandings made herein shall be made solely in a Shareholder’s capacity as a holder of the Subject Shares and not in any other capacity. For the avoidance of doubt, the parties acknowledge and agree that (a) each Shareholder is represented on the Company’s Board of Directors and agree that the designee of such Shareholder on the Company’s Board of Directors (the “Shareholder Designee”) shall be free to act in his capacity as a director of the Company in accordance with such dirctor’s fiduciary duties under the laws of Luxembourg, including with respect to any vote cast or written consent given in his capacity as a director of the Company on any matter, (b) nothing herein shall prohibit or restrict the Shareholder Designee from taking any action in his capacity as a director in facilitation of the exercise of such director’s fiduciary duties under the laws of Luxembourg to the extent permitted by Section 5.02 of the Merger Agreement and (c) no action taken by the Shareholder Designee acting solely in his capacity as a director of the Company, including any vote cast or written consent given in his capacity as a director of the Company on any matter, shall be deemed to be a breach by such Shareholder of this Agreement.

Section 3.4 Further Assurances. Each of the parties shall, from time to time, use its respective reasonable best efforts to perform, or cause to be performed, such further acts and to execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as may be necessary to vest in another party the power to carry out and give effect to the provisions of this Agreement.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SHAREHOLDER

Each Shareholder hereby represents and warrants to Parent as follows:

Section 4.1 Due Organization and Authorization. Such Shareholder is duly organized and validly existing under the Laws of the jurisdiction of its organization. Such Shareholder has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by such Shareholder have been duly authorized by all necessary action on the part of such Shareholder. This Agreement has been duly executed and delivered by such Shareholder and (assuming the due authorization, execution and delivery by Parent) constitutes a valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, except to the extent enforcement is limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and by general equitable principles.

Section 4.2 Ownership of Shares. Schedule I hereto sets forth opposite such Shareholder’s name the number of Company Shares over which such Shareholder has beneficial ownership as of the date hereof. As of the date hereof, such Shareholder is the lawful owner of the Company Shares denoted as being beneficially owned by such Shareholder on Schedule I hereto and has the sole power to vote or cause to be voted such Company Shares or shares power to vote or cause to be voted such Company Shares solely with one or more other Shareholders, in each case, subject to the Voting Rights Cut-Back. As of the date hereof, such Shareholder does not own or hold any right to acquire any additional shares of any class of share capital of the Company or other securities of the Company or any interest therein or any voting rights with respect to any securities of the Company other than the Subject Shares. Such Shareholder has good and valid title to the Company Shares denoted as being beneficially owned by such Shareholder on Schedule I hereto, free and clear of any and all Liens of any nature or kind whatsoever, other than (i) those created by this Agreement or (ii) those imposed under applicable securities Laws.

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Section 4.3 No Conflicts. Other than, in the case of clauses (a) and (b)(iii) below, compliance by such Shareholder with the applicable requirements of the Exchange Act, (a) no filing with any Governmental Authority, and no authorization, consent or approval of any other Person is necessary for the execution, delivery and performance of this Agreement by such Shareholder and the consummation by such Shareholder of the transactions contemplated hereby and (b) none of the execution, delivery and performance of this Agreement by such Shareholder, the consummation by such Shareholder of the transactions contemplated hereby or compliance by such Shareholder with any of the provisions hereof shall (i) conflict with or result in any breach of the organizational documents of such Shareholder, (ii) result in, or give rise to, a violation or breach of or a default under any of the terms of any contract, understanding, agreement or other instrument or obligation to which such Shareholder is a party or by which such Shareholder or any of the Subject Shares or its assets may be bound or (iii) violate any applicable Law except as would not reasonably be expected to materially impair such Shareholder’s ability to perform its obligations under this Agreement.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT

Parent hereby represents and warrants to each Shareholder as follows:

Section 5.1 Due Organization and Authorization. Parent is a Bermuda exempted company duly organized and validly existing under the Laws of Bermuda. Parent has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by Parent have been duly authorized by all necessary action on the part of Parent. This Agreement has been duly executed and delivered by Parent and (assuming the due authorization, execution and delivery by the Shareholders) constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except to the extent enforcement is limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and by general equitable principles.

Section 5.2 No Conflicts. Other than, in the case of clauses (a) and (b)(iii) below, compliance by Parent with the applicable requirements of the Exchange Act, (a) no filing with any Governmental Authority, and no authorization, consent or approval of any other Person is necessary for the execution, delivery and performance of this Agreement by Parent and the consummation by Parent of the transactions contemplated hereby and (b) none of the execution, delivery and performance of this Agreement by Parent, the consummation by Parent of the transactions contemplated hereby or compliance by Parent with any of the provisions hereof shall (i) conflict with or result in any breach of the organizational documents of Parent, (ii) result in, or give rise to, a violation or breach of or a default under any of the terms of any contract, understanding, agreement or other instrument or obligation to which Parent is a party or by which Parent or any of its assets may be bound or (iii) violate any applicable Law except as would not reasonably be expected to materially impair Parent’s ability to perform its obligations under this Agreement.

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ARTICLE VI
TERMINATION

Section 6.1 Termination. This Agreement shall automatically terminate, and none of Parent or the Shareholders shall have any rights or obligations hereunder and this Agreement shall become null and void and have no effect upon the earliest to occur of: (a) a written agreement among Parent and each Shareholder to terminate this Agreement; (b) the Final Effective Time; (c) the date of any waiver, modification or amendment to the terms of the Merger Agreement that would reduce the Merger Consideration (or otherwise alter the mix of Merger Consideration) payable pursuant to the Merger Agreement as in effect on the date hereof; and (d) the termination of the Merger Agreement in accordance with its terms; provided, that, with respect to a termination pursuant to this clause (d) only, in the event the Merger Agreement is terminated (i) by Parent pursuant to Section 7.01(c)(ii)(B) thereof or (ii) by the Company or Parent pursuant to Section 7.01(b)(i) (prior to obtaining the Company Shareholder Approval) or Section 7.01(b)(iii) thereof and, in the case of this clause (ii), prior to such termination a bona fide Takeover Proposal shall have been publicly made or proposed or otherwise communicated to the Company or any of its Subsidiaries or any of their respective Representatives on or after the date of the Merger Agreement and prior to the Company Shareholders Meeting (or prior to the termination of this Agreement if there has been no Company Shareholders Meeting) then this Agreement shall terminate 90 calendar days following the termination of the Merger Agreement (such 90 day period, the “Tail Period”). The termination of this Agreement shall not prevent any party hereunder from seeking any remedies (at law or in equity) against another party hereto or relieve such party from liability for such party’s willful and material breach of any terms of this Agreement. Notwithstanding anything to the contrary herein, the provisions of Article VII shall survive the termination of this Agreement.

ARTICLE VII
MISCELLANEOUS

Section 7.1 Publication. Each Shareholder hereby permits Parent and the Company to publish and disclose publicly (including in any documents and schedules filed with the Securities and Exchange Commission) such Shareholder’s identity and ownership of Company Shares and the nature of its commitments, arrangements and understandings pursuant to this Agreement as reasonably determined by Parent to be required under applicable Law or under the rules and regulations of the New York Stock Exchange.

Section 7.2 Fees and Expenses. Each of the parties shall be responsible for its own fees and expenses (including the fees and expenses of investment bankers, accountants and counsel) in connection with the entering into of and performance under this Agreement and the consummation of the transactions contemplated hereby and by the Merger Agreement.

Section 7.3 Amendments, Waivers, etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified, except upon the execution and delivery of a written agreement executed by each of the parties hereto. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

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Section 7.4 Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed by email), emailed (which is confirmed by facsimile) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to Parent, to it at:

Validus Holdings, Ltd.
29 Richmond Road
Pembroke, Bermuda HM 08
Attention: Joseph E. (Jeff) Consolino
Robert F. Kuzloski, Esq.
Facsimile: (441) 278−9090
Email: jeff.consolino@validusholdings.com
robert.kuzloski@validusholdings.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Attention: Todd Freed, Esq.
Facsimile: 917-777-3714
Email: todd.freed@skadden.com

and

Skadden, Arps, Slate, Meagher & Flom LLP
One Rodney Square, P.O. Box 636
Wilmington, Delaware 19899
Attention: Steven J. Daniels, Esq.
Facsimile: 302-552-3240
Email: steven.daniels@skadden.com

If to any Shareholder, to it at:

c/o Trilantic Capital Management LLC
399 Park Avenue, 15th Floor
New York, NY 10022
Attention: E. Daniel James, Partner
Facsimile: 212 610 8410
Email: daniel.james@trilanticpartners.com

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or such other address, email address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received (and, if applicable, confirmed) prior to 5:00 p.m. local time in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

Section 7.5 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 7.6 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 7.7 Entire Agreement; Assignment. This Agreement, together with the Merger Agreement, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of each of the parties.

Section 7.8 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 7.9 Interpretation. When a reference is made in this Agreement to a Section or Schedule, such reference shall be to a Section of, or a Schedule to, this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The terms “or” and “any” are not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein; provided, that the foregoing shall not apply to any Excluded Amendment. References to a Person are also to its permitted assigns and successors. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement.

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Section 7.10 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed entirely within that State, regardless of the laws that might otherwise govern under any applicable conflict of laws principles, except to the extent the provisions of the laws of Luxembourg or Bermuda are mandatorily applicable to the transactions contemplated by this Agreement.

Section 7.11 Specific Performance; Submission to Jurisdiction.

(a) The parties hereto agree that irreparable damage for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate this Agreement. The parties acknowledge and agree that (i) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 7.11(b) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement and (ii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither Parent nor the Shareholders would have entered into this Agreement. The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 7.11 shall not be required to provide any bond or other security in connection with any such order or injunction.

(b) All actions and proceedings arising out of or relating to the interpretation and enforcement of the provisions of this Agreement and in respect of the transactions contemplated by this Agreement (except to the extent any such proceeding mandatorily must be brought in Luxembourg or Bermuda) shall be heard and determined in the United States District Court for the Southern District of New York and any federal appellate court therefrom (or, if United States federal jurisdiction is unavailable over a particular matter, the Supreme Court of the State of New York, New York County or any appellate court therefrom) and the parties hereto hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such action or proceeding and irrevocably waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such action or proceeding. Each party hereto irrevocably consents to and grants any such court jurisdiction over the Person of such party and, to the extent legally effective, over the subject matters of such dispute and proceeding. The consents to jurisdiction and venue set forth in this Section 7.11(b) shall not constitute general consents to service of process in the State of New York and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. Each party hereto agrees that service of process upon such party in any action or proceeding arising out of or relating to this Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 7.4 of this Agreement. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

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Section 7.12 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 7.12.

Section 7.13 No Partnership, Agency or Joint Venture. This Agreement is intended to create a contractual relationship between each Shareholder and Parent and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between or among the parties hereto. Without limiting the generality of the foregoing sentence, each Shareholder (a) is entering into this Agreement solely on its own behalf and such Shareholder shall not have any liability (regardless of the legal theory advanced) for any breach of any similar agreement by any other shareholder of the Company and (b) by entering into and performing under this Agreement does not intend to form a “group” for purposes of Rule 13d-5(b)(1) of the Exchange Act or any other similar provision of applicable Law. To each Shareholder’s knowledge, such Shareholder is not an Affiliate of any other holder of Company Shares entering into a voting agreement with Parent in connection with the Merger Agreement (other than the other Shareholders) and has acted independently regarding its decision to enter into this Agreement and regarding its investment in the Company.

Section 7.14 Counterparts. This Agreement may be executed in separate counterparts, each of which shall be considered one and the same agreement and shall become effective when each of the parties has delivered a signed counterpart to the other parties, it being understood that all parties need not sign the same counterpart. Such counterpart executions may be transmitted to the parties by facsimile transmission or electronic “.pdf”, which shall have the full force and effect of an original signature.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

VALIDUS HOLDINGS, LTD.

By:	/s/ Robert F. Kuzloski
Name: Robert F. Kuzloski
Title: Executive Vice President and Chief Corporate Legal Officer

TRILANTIC CAPITAL PARTNERS III, L.P.
By: Trilantic Capital Management LLC, its investment advisor

By:	/s/ E. Daniel James
Name: E. Daniel James
Title: Vice President

TRILANTIC CAPITAL PARTNERS FUND (B) III L.P.
By: Trilantic Capital Management LLC, its investment advisor

By:	/s/ E. Daniel James
Name: E. Daniel James
Title: Vice President

TRILANTIC CAPITAL PARTNERS FUND III L.P.
By: Trilantic Capital Management LLC, its investment advisor

By:	/s/ E. Daniel James
Name: E. Daniel James
Title: Vice President

TRILANTIC CAPITAL PARTNERS FUND III ONSHORE ROLLOVER L.P.
By: Trilantic Capital Management LLC, its investment advisor

By:	/s/ E. Daniel James
Name: E. Daniel James
Title: Vice President

TCP CAPITAL PARTNERS V L.P.
By: Trilantic Capital Management LLC, its investment subadvisor

By:	/s/ E. Daniel James
Name: E. Daniel James
Title: Vice President

Schedule I

Shareholder	Company Shares
Trilantic Capital Partners III L.P.	5,117,509
Trilantic Capital Partners Fund (B) III L.P.	1,359,223
Trilantic Capital Partners Fund III L.P.	1,127,932
TCP Capital Partners V L.P.	248,137
Trilantic Capital Partners Fund III Onshore Rollover L.P.	2,147,199

Appendix A

Name	Residence/Business Address	Occupation and Address	Citizenship
E. Daniel James	399 Park Ave New York, NY 10022	Investment Professional 399 Park Ave New York, NY 10022	United States
Charles Ayres	399 Park Ave New York, NY 10022	Investment Professional 399 Park Ave New York, NY 10022	United States
Joseph C. Cohen	45 Kensington Sq. London W85HP	Investment Professional 45 Kensington Sq. London W85HP	United Kingdom
Javier Banon	45 Kensington Sq. London W85HP	Investment Professional 45 Kensington Sq. London W85HP	Spain
Vittorio Pignatti-Morano	45 Kensington Sq. London W85HP	Investment Professional 45 Kensington Sq. London W85HP	Italy

Appendix B

Name	Residence/Business Address	Occupation and Address	Citizenship
E. Daniel James	399 Park Ave New York, NY 10022	Investment Professional 399 Park Ave New York, NY 10022	United States
Charles Ayres	399 Park Ave New York, NY 10022	Investment Professional 399 Park Ave New York, NY 10022	United States
Christopher Manning	399 Park Ave New York, NY 10022	Investment Professional 399 Park Ave New York, NY 10022	United States
Jon Mattson	399 Park Ave New York, NY 10022	Investment Professional 399 Park Ave New York, NY 10022	United States
Charles Moore	399 Park Ave New York, NY 10022	Investment Professional 399 Park Ave New York, NY 10022	United States